# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cipher Digital Inc., CIK 0001819989
CUSIP: 17253J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Date of event which requires filing of this statement: 10/05/2026
Amends the filing with accession number 0002012383-25-000626
Filed by CIK 0001884407
Persons authorized to receive notices and communications: Stijn Ehren, Strawinskylaan 3051, Amsterdam, Netherlands (P7), 1077ZX, 31 6 29 94 48 88

## Reporting persons
- Bitfury Top HoldCo B.V. (CIK 0001884407): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 25,603,382; sole dispositive power 0; shared dispositive power 25,603,382; aggregate amount beneficially owned 25,603,382 (6.2% of the class)
- Bitfury Group Ltd. (CIK 0001887872): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 25,603,382; sole dispositive power 0; shared dispositive power 25,603,382; aggregate amount beneficially owned 25,603,382 (6.2% of the class)
- V3 Holding Ltd (CIK 0001887845): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 54,671,694; sole dispositive power 0; shared dispositive power 54,671,694; aggregate amount beneficially owned 54,671,694 (13.2% of the class)
- Vavilovs Valerjis (CIK 0001887811): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 54,671,694; sole dispositive power 0; shared dispositive power 54,671,694; aggregate amount beneficially owned 54,671,694 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cipher Digital Inc.
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Comment: This Amendment No. 24 ("Amendment No. 24") to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Cipher Digital Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024, Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024, Amendment No. 10 to Schedule 13D filed with the SEC by the Reporting Persons on November 12, 2024, Amendment No. 11 to Schedule 13D filed with the SEC by the Reporting Persons on July 10, 2025, Amendment No. 12 to Schedule 13D filed with the SEC by the Reporting Persons on July 22, 2025, Amendment No. 13 to Schedule 13D filed with the SEC by the Reporting Persons on August 11, 2025, Amendment No. 14 to Schedule 13D filed with the SEC by the Reporting Persons on September 8, 2025, Amendment No. 15 to Schedule 13D filed with the SEC by the Reporting Persons on September 17, 2025, Amendment No. 16 to Schedule 13D filed with the SEC by the Reporting Persons on September 25, 2025, Amendment No. 17 to Schedule 13D filed with the SEC by the Reporting Persons on October 2, 2025, Amendment No. 18 to Schedule 13D filed with the SEC by the Reporting Persons on October 16, 2025, Amendment No. 19 to Schedule 13D filed with the SEC by the Reporting Persons on November 5, 2025, Amendment No. 20 to Schedule 13D filed with the SEC by the Reporting Persons on November 18, 2025, Amendment No. 21 to Schedule 13D filed with the SEC by the Reporting Persons on May 13, 2026, Amendment No. 22 to Schedule 13D filed with the SEC by the Reporting Persons on May 18, 2026 and Amendment No. 23 to Schedule 13D filed with the SEC by the Reporting Persons on June 4, 2026 (the "Original Schedule 13D," and as amended by Amendment No. 24, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 24 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows: The information in rows 11 and 13 of each of the cover pages of this Amendment No. 24 is incorporated by reference herein. Such information sets forth, as of October 7, 2026, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, based on 415,030,722 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 24 is incorporated by reference herein. Bitfury Top HoldCo is the record holder of 25,603,382 shares of Common Stock. V3 is the direct holder of 29,068,312 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing, relationships, each of Mr. Vavilovs, V3 and GL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top HoldCo, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

Settlement of First Tranche of November 2025 V3 Forward Contract

On September 28, 2026, V3 settled the first of three tranches of the Forward Contract that was entered into on November 3, 2025 with an unaffiliated third-party dealer (the "Dealer"), and was described in Amendment No. 19 to Schedule 13D filed by the Reporting Persons on November 5, 2025. On September 25, 2026, the Settlement Price was $17.83, and accordingly, V3 transferred to the Dealer 1,805,000 shares.

Settlement of First Tranche of November 2025 Bitfury Top HoldCo Forward Contract

On October 5, 2026, Bitfury Top HoldCo settled the first of three tranches of the Bitfury Top HoldCo Forward Contract that was entered into on November 14, 2025 with the Dealer, and was described in Amendment No. 20 to Schedule 13D filed by the Reporting Persons on November 18, 2025. On October 2, 2026, the Settlement Price was $15.87, and accordingly, Bitfury Top HoldCo transferred to the Dealer 1,840,000 shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(c) is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of October 7, 2026.

## Signatures
- Bitfury Top HoldCo B.V.: /s/ Stijn Ehren, Stijn Ehren, Director (10/07/2026)
- Bitfury Group Ltd.: s/ Stijn Ehren, Stijn Ehren, Director (10/07/2026)
- V3 Holding Ltd: s/ Stijn Ehren, Stijn Ehren, Director (10/07/2026)
- Vavilovs Valerjis: /s/ Vavilovs Valerjis, Vavilovs Valerjis (10/07/2026)